UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

Commission File Number: 001-38772

REEBONZ HOLDING LIMITED

(Exact Name of Registrant as Specified in Its Charter)

c/o Reebonz Limited,
5 Tampines North Drive 5
#07-00
Singapore 528548
+65 6499 9469
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Resignation of Ali Erfan from Reebonz Holding Limited Board of Directors

On July 31, 2019, Director Ali Erfan resigned from the board of directors of Reebonz Holding Limited (the “Company”). Mr. Erfan’s resignation was personal in nature and not due to any disagreement on any matter relating to the operations of the Company or with its auditors.

Financial Statements and Exhibits

Exhibits.

Exhibit No.	Description of Exhibit

99.1	Resignation Letter (Ali Erfan)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

REEBONZ HOLDING LIMITED

Date: July 31, 2019	By:	/s/ Nupur Sadiwala
Nupur Sadiwala
Chief Financial Officer

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